Exhibit 99.2

NICE inContact CXone Adds First-of-its-Kind AI to Drive Higher CSAT and Lower Service Cost

Spring 2021 release features real-time agent guidance, no-code self-service bots and journey optimization

SALT LAKE CITY, March 9, 2021 – NICE inContact, a NICE business (Nasdaq: NICE), today announced the Spring 2021 release of CXone, which adds first-of-its-kind artificial intelligence (AI) innovations with Real-Time Interaction Guidance for agents, expands self-service capabilities, extends its digital-first reach, and empowers highly effective work-from-anywhere teams.

With the Spring 2021 product release, organizations can now leverage industry-first NICE Enlighten AI models to guide agents at the point-of-service, boosting customer satisfaction in real-time. In addition, CXone is enabling organizations to add custom apps as digital channels and is offering a new “no-code” integration framework to “bring your own” virtual agents from Google and others. Also, with this release, new features in CXone Workforce Engagement provide agents with anytime, anywhere mobile scheduling and streamline coaching efforts.

“By focusing on building in agility through four key pillars – AI, digital engagement, self-service, and agent empowerment – CXone is setting the standard for delivering the latest innovations that build customer relationships that last,” said Paul Jarman, NICE InContact CEO.

Enhancing customer experience with AI-driven agent assistance guidance
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NICE inContact CXone Real-Time Interaction Guidance uses NICE Enlighten AI to advise agents at point-of-service on critical behaviors statistically-proven to boost customer satisfaction. It elevates performance of hard-to-train soft-skills like active listening by using Enlighten, the first comprehensive AI framework for customer engagement with out-of-the-box, CX-specific models pre-trained on billions of real-life consumer interactions. Unlike traditional ‘after-the-fact’ coaching, CXone Real-Time Interaction Guidance instantly scores agent behaviors that influence customer sentiment and guides agents on the most impactful soft-skill actions.

Increasing self-service adoption with no-code bot integration and journey analytics
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CXone Virtual Agent Hub enables simple integration of pre-built third-party AI chatbots and voice bots, like Google Dialogflow, as an embedded part of the customer journey. CXone’s unified platform provides flexibility and control to dynamically blend AI bots into interaction flows, including seamless transfer to agents.

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Organizations can increase containment and reduce customer effort with CXone Self-Service Analytics using key Interactive Voice Response (IVR) insights to identify patterns that impact call containment, such as call drop-offs and frequent agent transfers so contact center leaders can quickly uncover issues and make improvements.

Enabling custom digital channels, monitored in real-time
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Now, contact centers can use an open application programming interface (API) to implement custom channels, such as their mobile app, to appear just like a native digital channel within CXone. This new “bring your own channel” option extends digital reach, making it easy for businesses to add virtually any digital channel to their contact center to connect with customers in the way they prefer.

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New omnichannel and digital capabilities for Salesforce make one of the most comprehensive integrations in the market even stronger. Contact centers can now connect with their customers through more CXone-powered digital channels inside Salesforce including WhatsApp, Instagram, Facebook Messenger, and Twitter. These enhancements are in addition to CXone’s existing embedded Workforce Engagement capabilities and advanced routing with true omnichannel digital to voice elevation.

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Real-time monitoring for digital channels gives supervisors a complete view of digital and voice channels as if they were standing right behind them, providing better coaching and feedback opportunities for both remote and in-office agents.

Scheduling automation boosts efficiency and ensures agent satisfaction

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The new CXone Engagement Manager mobile application improves staffing visibility and flexibility by providing agents with instant access to view schedules, trade shifts and get proactive schedule change notifications.

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A new cross-platform feature monitors workforce management forecasts and automatically identifies and schedules agents for coaching sessions as part of the quality management process. This increases supervisor efficiency by eliminating manual scheduling and drives agent and coach accountability.

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Engagement, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.